03007859

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Ventracor Limited

*CURRENT ADDRESS 11 Technology Drive
Labrador QLD 4215
Australia

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4630 FISCAL YEAR 6/30/01

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS

DATE: 3/25/03





From the Chairman

MicroMedical continued to make positive progress at a critical time in the company's history with both divisions achieving their expected results for the year.

The Cardiac e-Health Division recorded sales revenue of $4.35 million in the year to 30 June 2001, an increase of 91.5% over the previous year when sales revenue was $2.27 million.

The increase stemmed from MicroMedical's worldwide network of independent distributors and particularly from the strengthening of the commercial relationship with key distributors in the USA and Europe.

New products currently in the process of being launched are expected to maintain the sales momentum, although at a steadier rate of growth than in the year under review.

In the VentrAssist Division, the series of animal trails gathered pace in the lead up period to the start of human trials at The Alfred Hospital in Melbourne.

As well as the animal trails, the recent focus has been on finalising the design, manufacturing processes and quality assurance systems for the VentrAssist "artificial heart", resulting in increased expenditure on Research and Development over the year.

The Directors' assessment of the VentrAssist project at the current time and with the current knowledge of the tasks to be completed, indicates that the VentrAssist "artificial heart" will be ready late in the 2001 calendar year as planned.

On completion of the necessary approval process and the appropriate identification of the first patients, human trials will be able to start in Australia and are expected to continue through 2002.

Research and Development expenditure totaled $4.14 million, taking the total since inception to $18.5 million. In accordance with MicroMedical's policy, this R&D expenditure was again fully expensed.

The increased R&D expenditure and the costs involved in gaining the increased sales resulted in a net loss for the year of $3.22 million. This level of loss is manageable as it balances the need to develop MicroMedical's technology in a timely manner against available resources, including cash.

"MICROMEDICAL HAS MADE GOOD PROGRESS OVER THE YEAR AND IS WELL PLACED TO REALISE THE INCREASING SHAREHOLDER VALUE FROM THE CONTINUING DEVELOPMENT"

As the VentrAssist project accelerates its animal trials and rapidly approaches its first human trials, there will be a need for increased funding support.

This led, in July 2001, to the placement of eight million fully paid ordinary shares to various European institutional investors raising $6.24 million which boosts the funds available for the current year's program.

The Directors are confident that MicroMedical has made good progress over the year and is well placed to realise increasing shareholder value from the continuing development of MicroMedical's products and technologies in the critical period ahead.

Recently the company appointed Mr. Michael Spooner to the new position of Group Managing Director and Chief Executive Officer, to lead the company's management and guide it through its strategic direction. He joins MicroMedical from the PA Consulting Group in Hong Kong where he was an International Partner and a member of the Global Management Committee responsible for major financial and technology companies. Mr. Spooner was a Special Adviser to the Hong Kong Trade Development Council on telecommunications and service industries and a Director of the Hong Kong IT Federation. He was formerly Regional Director, Asia-Pacific, of Caluity Inc., one of the world's largest developers of smart card application software.

Dr. John Woodard has become Chief Executive of the VentrAssist Division to concentrate his globally recognised skills in the development of heart pump technology to guide the VentrAssist "artificial heart" through human trials in Australia and then in other world markets.

The Directors thank the management team and all staff for their loyal commitment and hard work during a year which has seen the company develop positively. The Directors also thank the loyal shareholders who have shown continuing faith in the company's development and progress.

I am confident that MicroMedical is well placed to realise the increasing shareholder value from the continuing development of MicroMedical's products and technologies in the critical period ahead.

John C Massey
Chairman

Our products

Congestive heart failure is increasing in all western countries, with more than 400,000 new cases each year in the US alone.

The VentrAssist device is seeking to prolong the life of thousands of heart failure patients without the need for a heart transplant.

It can be used to give heart patients a better quality of life by taking over the heart's normal pumping function, allowing the heart to 'rest' and, in some cases, recover. In the United States alone, the estimated market for such devices is $US12 billion a year.

52,000 Australians die of cardio-vascular disease each year.

The inclusion of MicroMedical's Biolog heart monitor aboard aircraft could mean the difference between life and death in some circumstances.

If someone becomes ill on an airline flight, the Biolog can help distinguish between serious cardiac problems and other benign conditions that may masquerade as a cardiac event.

By sending a diagnostic quality ECG from the aircraft to anywhere in the world, the Biolog enables a heart specialist on the ground to check the patient's condition and advise on-the-spot emergency treatment.

Emergency medical crews on the ground would know the patient's exact condition when they meet the plane on landing.

MicroMedical's CardioView ECG-PC Link won the Health/Telemedicine Award in the Asia Pacific Queensland Information Technology and Telecommunications Awards for Excellence during the year.
It is already being used in several countries.

The revolutionary software package helps doctors to download full diagnostic electrocardiographs direct from a patient to their computer and save them on disks – or even send them by e-mail for analysis by a cardiac specialist.

The software maintains full diagnostic quality and eliminates the traditional problem of doctors receiving ECG data, for analysis, that is often distorted after being faxed from another doctor.







Far left
Assembling the VentrAssisst heart pump
Left
VentrAssist device, monitor and battery pack

Corporate Report

During the year MicroMedical Industries undertook a major structural review of the company to ensure it would best meet the challenges facing it and deliver the maximum value to its shareholders.

The review identified strengthening the management of the company as a priority and, consequently, clear divisional operational responsibilities were identified for the VentrAssist and Cardiac e-Health Divisions and the Corporate function. This resulted in the appointment of additional senior management and a new Board member.

The new Group Managing Director/CEO, Mr Michael Spooner has over 20 years' experience, the majority of which has been focused on international business.

Mr Spooner has built an established track record in managing technology developments, commercialising technology and building a multinational technology sales and marketing company. He has extensive international contacts in industry and in the investment banking arena.

With the VentrAssist project at a critical stage of its development Dr John Woodard, who is regarded internationally as a leader in the development of "artificial heart" technology, relinquished his corporate responsibilities to concentrate on utilising his extensive expertise to lead the critical clinical trial program. Dr Woodard, who has worked with leading medical research and development companies in the United States, played a key role in the development of the Chang Heart Assist Device.

The company recognises that a key objective is to realise the major investment in the VentrAssist technology as quickly as possible.

The increased interest in the Cardiac e-Health technology, particularly by leading airlines and emergency services, directed the company to significantly increase the marketing of its products on a global basis.

Mr. Mike Spithill, who has extensive experience in marketing, was appointed in October 2000 to lead the Cardiac e-Health Division's global activities and to deliver sales to key markets, particularly in Europe, Asia and the United States by expanding and developing a network of distributors.

Mr. Walter Edgar, who was appointed Chief Financial Officer and Company Secretary last year, has expanded his role in corporate governance and investor relations. Mr. Edgar, a former Finance Director and Company Secretary of four companies, three of which were in the biotechnology sector, has significant experience in corporate strategy, commercial activities, investor relations and knowledge of international commercial business in Europe and USA.

Given the market's acceptance of MicroMedical's proven expertise in Research and Development, both in the VentrAssist project and several products from the Cardiac e-Health Division, the decision was made to strengthen the commercial expertise on the Board of Directors.

In line with this, Mr. John Ward, a former Chief Executive Officer of Qantas, was appointed a Director to join Mr. Massey, Dr Woodthorpe and Mr. White.

The Directors continue to assess the structure and composition of the Board to ensure that it reflects the current and future challenges of the company.

The Board is fully committed to developing good corporate governance in line with ASX Listing Rules, Corporations Law and guidelines issued by interested parties such as the Australian Shareholders Association and the Australian Investor Relations Association.

In line with this commitment, the responsibility of the company's Audit Committee has been expanded and the committee renamed as the Audit and Compliance Committee which will be chaired by John Ward. As well, the Company Secretary has been appointed as Communications Officer to ensure consistency and appropriateness of all communications issued by the company.

Despite the volatility of the share market at home and abroad during the past year – especially the collapse of many tech and "dotcom" stocks – shareholders, both individual and institutional, recognised the value and stability of MicroMedical shares.

During the year the MMD share price rose from 31 cents at June 30, 2000 to a credible 90 cents at June 30 2001. The strength of the company and the inherent value of its technology and products has been recognised by Australian retail shareholders with the number of shareholders increasing from 5,056 at the start of the financial year to 7,049 at June 30, 2001. The placement of eight million new fully paid shares with several European institutional investors reflects the growing confidence shown in MicroMedical by professional investors overseas.

MicroMedical Industries has built its strengths and successes as a result of the employees it has working at the two facilities at Chatswood, in Sydney, and Labrador, on Queensland's Gold Coast. Among MicroMedical's 45 full-time employees are seven Doctors of Philosophy in disciplines as varied as electrical engineering and regulatory affairs. The majority of other employees have Bachelors and Honours degrees with qualifications in life sciences, accounting, technology and engineering. Few companies the size of MicroMedical can boast such an academically qualified team.

Veterinarian using the Vet Biolog



Cardiac e-Health report

The past year was the Cardiac e-Health Division's most successful since the company began – with sales almost doubling from $2.27 million to $4.35 million.

This resulted from aggressive marketing by MicroMedical's worldwide network of independent distributors and from the strengthening of commercial relationships with key distributors in the US and Europe.

During the year MicroMedical appointed agents and distributors in Japan, China, Singapore and Thailand to take advantage of the rapidly growing interest in e-health in the broad Asian region. MicroMedical is now quickly establishing itself in those markets and is dealing with enquiries from a range of potential customers.

The Chinese market offers enormous possibilities for MicroMedical's products, especially airlines, the defence industry and hospital systems, where there is a growing awareness of, and need for, heart monitoring equipment.

MicroMedical's key international distributor, Medtronic Physio Control Corporation, the world's largest producer of cardiac defibrillators, is handling distribution throughout the major cities of China. Due to the regional spread and specialised needs of the Chinese market, MicroMedical is also working with four local agents to ensure coverage of the whole market.

Future prospects for sales in China and elsewhere in the broad Asian region look excellent.

The ECG-PC and Biolog units are designed primarily for use on aircraft and by emergency services such as police, fire and ambulance, the defence forces and by people living in isolated communities.

Launched in June 2000, the CardioView ECG-PC Link is gaining market share in several major markets. The software package won the Health/Telemedicine Award in the Asia Pacific Queensland Information Technology and Telecommunications Awards for Excellence late last year.

CardioView is a real time electrocardiograph and cardiac telemedicine system used for the monitoring, diagnosis and management of heart disease and cardiovascular health. It is based on



Medical practitioner using
Biolog heart monitor

standard Windows PC and Pocket PC platforms.

The ECG-PC software enables doctors to send diagnostic quality ECGs by e-mail for remote location analysis, download it to computer disk or store in their computer for future retrieval.

The unit eliminates the traditional problem often faced by doctors of receiving ECG data for analysis that is distorted or illegible after being faxed from another doctor.

Given all the data viewed by the doctor can be e-mailed to a distant location for analysis, this means the CardioView is suitable for use virtually anywhere a laptop or personal computer and a telephone are available.

With a full diagnostic ECG stored in a computer doctors can revisit it at any time for interpretation or comparison. By using the CardioView software, doctors can switch between different views of the ECG, zoom in, take measurements and view averaged-beat ECGs at their computer screen while the patient is still in the surgery.

They can also view multiple ECGs for comparison and independently view different formats of the ECG. Up to four separate ECGs can be viewed at the same time, which permits easy identification of conditions that develop over time.

Another major advantage of the CardioView software and ECG-PC Link is cost – about half the price of the cheapest comparable system currently available.

MicroMedical recently appointed a new distributor in Belgium, where there is considerable market potential for ECG-PC Link systems.

At home in Australia, the Royal Flying Doctor Service (South Eastern sector) has purchased its first ECG-PC Link system and discussions are underway to introduce further ECG-PC link systems into the RFDS network.

Being able to store critical medical information such as ECGs in a pocket size device is extremely valuable for doctors on the move.

MicroMedical has developed technology which will allow doctors to receive, store and access diagnostic quality electrocardiograms through their handheld Personal Digital Assistant (PDA) which can be carried in their pocket. This has resulted in a new product called PocketView.

Through our software program they will be able to record the ECGs of several patients during hospital ward rounds, download them later into the patient's files in a desktop computer.

The traditional picture of doctors with a stethoscope around their neck is being replaced by the "e-connected" doctor through MicroMedical's PocketView.

PocketView is not much bigger than a pack of playing cards and can easily be carried in the doctor's pocket.

During hospital ward rounds it allows the doctor to receive, store and access numerous diagnostic quality electrocardiograms. Later, by using a docking station, the doctor can download to the CardioView ECG for interpretation, editing and reporting. The ECGs can then be sent anywhere in the world for analysis by specialists.

The PocketView, along with MicroMedical's Biolog and ECG-PC Link, as well as the wireless communication for ECGs, offer infrared printing of standard A4 ECG reports.

ET, a transmission device that allows the Medtronic Physio Control Life Pac12 defibrillator single lead ECG to transmit to a receiving station in real time is currently on trial in Denmark and other Scandinavian countries. They have shown significant interest in the capabilities of the Cardiac e-Health Division's technology.

MicroMedical's new BLY-501 product, which was designed exclusively for Medtronic Physio Control to be used as a monitor for the Life Pac 500 defibrillator, is now being aggressively marketed by that company throughout the world.

The BLY-501 is aimed particularly at the emergency services market because of its compact size, ease of use and excellent performance in the field. Following trials, two early customers for the product are the Abu Dhabi Police and the Berlin Fire Service.

The Biolog heart monitor – one of the original MicroMedical designed and built products – has proved to be a resilient performer and one of the company's most successful products.

Data from the Biolog heart monitor can be sent anywhere in the world for instant analysis by using, for example, an aircraft's communications system or even a mobile phone.

Earlier this year, the United States Federal Aviation Administration gave US airlines three years in which to install defibrillators in all their domestic and international flights as an added passenger safety measure. This signals opportunities for further sales of the Biolog to all US-based airlines.

The company has 11 United States Food and Drug Administration approvals for its products and is one of only a handful of Australian companies able to self-certify diagnostic medical products for Europe.

FDA approval is currently being sought for the two recently launched products – BLY-501 and PocketView.

MicroMedical has earned itself an international reputation for developing products that are aimed at the growing heart care market and the company's performance through the Cardiac e-health Division in the past financial year indicates that the products from this division match the best in the world.





Ventrassist implant procedure trials

VentrAssist Report

The development of the VentrAssist heart assist device, or "artificial heart" as it is commonly called, has progressed beyond MicroMedical's expectations.

The project began in January 1998 with an analysis of the market potential and competitors and rapidly progressed to design concept and prototype fabrication. In the design process, we were careful to avoid the recognised pitfalls of existing first generation "artificial heart" devices such as inadequate reliability, bearings prone to wear, the potential for blood clots and overall complexity. MicroMedical's elegantly simple, patented design effectively bypasses most other devices under development and represents a true "third generation" heart assist system.

The device is now in the final stages of animal trials preparatory to seeking approval for it to be used in human clinical trials, which are expected to be held throughout 2002. We are currently putting in place arrangements to perform these trials under the supervision of Professor Don Esmore, Head of the Cardiac Transplant Unit at The Alfred Hospital in Melbourne.

In little more than three years we have transformed the VentrAssist division from Research and Development to part of a world class technology organisation. We have taken the VentrAssist blood pump concept to a complete system, which has proven technology and validated manufacturing processes. The heart assist device is now ready for manufacture, and units used for both animal and ongoing bench testing are now being produced in sizeable batches, rather than one-off units, as for R&D purposes in the past.

The finalised design of the VentrAssist heart assist device has been fully documented using computer aided design and manufacture (CAD/CAM) which greatly facilitates the transfer from prototype to final manufacturing. Progress from concept to clinical trials in such a short time is unheard of in the industry and is a credit to MicroMedical's engineers and scientists.

A series of ongoing animal trials over the past 18 months has successfully demonstrated the technology of the heart assist device to the extent that we achieved a world first during this financial year, when a sheep implanted with the device gave birth to a perfectly healthy lamb. The mother was at such an extremely early stage of pregnancy when accepted for the program that she passed our strict pregnancy screening process.

Most other artificial hearts rely on high levels of anti-coagulants to prevent blood in the device from clotting. Such anti-coagulants generally are prohibited during pregnancy because of their effect on the developing baby. However, the birth of the lamb showed that the VentrAssist "artificial heart", which does not appear to require anti-coagulants, is potentially suitable for use with a wider range of patients who cannot tolerate high levels of anti-coagulant drugs.

All unique aspects of the VentrAssist system – from the basic operating principles of the pump through to the way the device adjusts its operation to the needs of the recipient – are protected by two United States patents, one Australian patent and patents pending in other major markets.

The first patent, granted in May, covers all aspects of the blood pump and other applications of the "artificial heart's" technology. The second patent, granted a month later, broadened the scope of the VentrAssist unit's unique bearing system to include exclusive hydrodynamic support. The bearing system allows the moving impeller to effectively "float" in the blood being pumped and eliminates any contact between moving parts. This means that the device will never wear out, making it the best prospect as a permanent implant instead of a heart transplant.

This "floating" impeller offers a substantial technological advantage over the much more complex electromagnetic suspension systems incorporated in other rotary blood pumps currently under development by MicroMedical's competitors.

Its one moving part eliminates the need for shafts and bearings that could damage blood, which is a common fault with other, bulkier "artificial hearts" and its hydrodynamic "floating" suspension offers simplicity, reliability and increased device longevity.



Setting up continuous stress testing of VentrAssist heart pumps

During the year MicroMedical used the Questacon earthquake simulator at the National Science and Technology Centre in Canberra to test the "artificial heart" because it is one of only a few devices capable of the controlled motion at the low frequencies, or speeds, required to recreate the likely motions a heart assist device would experience in a human body during any foreseeable conditions.

Despite the successes of this and the animal trials and the proven technology of the device, we continually refined its design during the multi-month animal trials held during the year.

To achieve what we have achieved required the expansion of our specialist team and, during the year, we established two new departments – Manufacturing and Regulatory and Clinical Affairs – and engaged well-qualified people to manage them.

We also put in place Quality Assurance systems for manufacturing processes to make clinical quality devices, gained ISO 9001 quality systems certification and are seeking further US and European quality systems approvals. These are vital if MicroMedical is to succeed in its aim to penetrate the United States market for heart assist devices, which is estimated to be worth $12 billion annually.

We achieved major successes during the year under review. In the year ahead we expect to achieve other milestones, including full scale manufacturing of the unit and clinical trials in Australia with patients who are in desperate need of a transplant but cannot get one.

We will continue testing the device for multi-year reliability. At the same time we will be preparing documentation for overseas clinical trials and be seeking European Union Medical Directive Accreditation to enable us to sell the VentrAssist device throughout Europe, which is another of our major target markets.

MicroMedical also will be completing its global search for commercial partners and overseas hospital sites that will conduct our clinical trials.



Your directors present their report on the consolidated entity consisting of Micromedical Industries Limited and the entities it controlled at the end of, or during, the financial year ended June 30, 2001.

1 DIRECTORS

The following persons were directors of Micromedical Industries Limited during the whole of the financial year and up to the date of this report:

J C Massey
R White
K Woodthorpe

Since the beginning of the financial year there have been no other directors.

2 MEETINGS OF DIRECTORS

The numbers of meetings of the company's directors (including meetings of committees of directors) held during the financial year and the numbers of meetings attended by each director were:

	DIRECTORS' MEETINGS	
Director	*Held whilst director*	*Attended*
J C Massey	8	8
R White	8	8
K Woodthorpe	8	8

	AUDIT COMMITTEE MEETINGS	
Director	*Held whilst director*	*Attended*
J C Massey	2	2
R White	2	2
K Woodthorpe	2	2

3 PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity are the research, development, manufacture and marketing of a range of cardiac technology services and products. There were no significant changes in the nature of activities during the financial year.

4 REVIEW OF OPERATIONS AND RESULTS

Refer to Chairman's Report.

5 INFORMATION ON CURRENT DIRECTORS

J C Massey – Chairman

Mr Massey became a full-time Company Director in December, 1997 after 25 years as a Chief Executive with extensive and broadly based commercial experience. His other appointments include being Chairman of AV Syntec, and a Director of the Australian Dairy Corporation, the Kerwee Pastoral Group, Century Yuasa and Voxson. He is also the President of the Australian Institute of Company Directors in Queensland.

R White – Non-Executive Director

Mr White is currently Chairman of Campbell Brothers Ltd. Mr White retired as Chief Executive of Incitec in 1988 and has been a director and chairman of a number of other public companies since then. He is a past President of the Queensland Chamber of Manufactures.

K Woodthorpe – Non-Executive Director

Dr Woodthorpe is an independent consultant specialising in the commercialising of technology. She has held senior management positions in the marketing of technology products internationally and is currently a Principal with People and Innovation Pty Ltd. Dr Woodthorpe is a director of The Australian Business Foundation, a director of Insearch Limited, non-executive director of Agenix Limited, a member of the Selection and Review Panel of the Federal Government's Co-operative Research Centre Program and a member of the Tax Concession Committee of the Industry Research and Development Board. She has a first class honours degree in Science and PhD in Chemistry.

6 REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. Annual performance reviews are conducted for all personnel and individual remuneration levels are adjusted accordingly after seeking independent professional advice where necessary. The board determines the allocation of employee options to all employees, in accordance with the company's employee option plan.The remuneration of non-executive directors and allocation of options to all directors are subject to shareholder approval. Details of the nature and amount of each element of the remuneration of each director of Micromedical Industries Limited and each of the 5 officers of the company and the consolidated entity receiving the highest remuneration are set out in the following tables.

	Base Salary	Directors' Base Fee	Superannuation Contributions	Non-Cash Benefits	Total
Directors	$	$	$	$	$
J C Massey		40,000	3,200		43,200
K Woodthorpe		25,000	2,000		27,000
R White		25,000	2,000		27,000
Executive Officers					
J Woodard	180,026		42,835	18,500	241,361
B Satchwell	138,241		10,782	11,750	160,773
M Blair	150,188		8,615	10,000	168,803
W Edgar	143,691		9,445		153,136
S Cresswell	116,602		6,410	15,000	138,012

The 5 officers of the company and consolidated entity receiving the highest remuneration are the same.

6 REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES (cont.)

Share Options

Options over unissued ordinary shares of Micromedical Industries Limited granted during the financial year to the above named directors and officers were as follows:

	Number	Attributed Value	Issue Price of Shares	Expiry Date
Directors		$		
J C Massey	250,000	1,870	34¢	30/11/01
K Woodthorpe	50,000	375	34¢	30/11/01
R White	50,000	375	34¢	30/11/01
Executive Officers				
J Woodard	500,000	3,740	34¢	30/11/01
B Satchwell	500,000	3,740	34¢	30/11/01
M Blair	250,000	1,870	34¢	30/11/01
W Edgar	250,000	1,870	34¢	30/11/01
S Cresswell	250,000	1,870	34¢	30/11/01

For the purpose of this report, the directors have attributed the value to options based on a tax formula for valuing such rights.

7 LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Refer to Chairman's Report.

8 SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the year other than those items that are stated in the financial report.

9 DIRECTORS' INTERESTS

The directors' interests in shares and options in Micromedical Industries Limited at the date of this report are as follows:

Director	No of Shares	No of Options
J C Massey	586,500	250,000
K Woodthorpe	250,000	50,000
R White	336,500	50,000

10 SHARES UNDER OPTION

Unissued ordinary shares of Micromedical Industries Limited under ption at the date of this report are as follows:

Number	Issue Price of Shares	Expiry Date
4,122,000	34¢	30/11/01
1,205,000	78¢	31/10/02
1,109,000	35¢	30/03/03
433,334	40¢	30/03/03
733,332	45¢	30/03/03
2,410,000	93¢	31/10/04

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.
Shares issued during the year on the exercise of options are disclosed in note 16.

11 SUBSEQUENT EVENTS

Following a directors' resolution to issue 8 million new fully paid ordinary shares in the company to several European Institutional Investors at an issue price of $0.78 per share to realise $6,240,000 new capital, the board resolved on July 5, 2001 to authorise the allotment and issue of the 8 million shares as receipt of funds was confirmed. The full 8 million shares have been allotted and issued as at the date of this report. Furthermore, a total of 759,667 options for ordinary shares in the company have been exercised since the end of the financial year for a total capital contribution of $276,620.

Since June 30, 2001 the consolidated entity has also contracted to acquire certain equipment (relating to pumps for the Ventrassist "artificial heart" project) at a cost of approximately $420,000 to be used in the forthcoming trials of the research and development program.

The directors are not aware of any other matter or circumstance not otherwise dealt with in this report or the accompanying financial report that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

12 INDEMNIFYING OFFICER OR AUDITOR

During the financial year, Micromedical Industries Limited paid premiums of $38,230 to insure certain officers of the company and controlled entities.

The officers covered by the insurance policy include the directors, company secretary, chief executive officer and all other executive officers.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the company or a controlled entity.

The consolidated entity has entered into an agreement to indemnify the directors in respect of any liability that relates to:

(a) third party (other than the consolidated entity or a related body corporate) unless the liability arises out of conduct involving a lack of good faith; and

(b) for legal costs incurred in successfully defending civil or criminal proceedings or in connection with proceedings in which relief is granted under the Corporations Act 2001.

No liability has arisen under these indemnities as at the date of this report.

The consolidated entity has not indemnified, or agreed to indemnify, the secretary or auditor in respect of any liability.

13 ENVIRONMENTAL REGULATION

The consolidated entity's operations are not subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory.

14 DIVIDENDS

No dividend was declared or paid during the financial year ended June 30, 2001.

This report is made in accordance with a resolution of the directors.

John C Massey – Director

Brisbane, Queensland

16th August, 2001

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED JUNE 30, 2001

	Note	CONSOLIDATED 2001	CONSOLIDATED 2000	PARENT ENTITY 2001	PARENT ENTITY 2000
		$	$	$	$
Sales revenue	2	4,352,970	2,273,372	4,352,970	2,273,372
Cost of sales		1,305,479	738,900	1,305,479	738,900
Gross profit		3,047,491	1,534,472	3,047,491	1,534,472
Other revenues from ordinary activities	2	1,352,281	1,834,739	1,352,281	1,834,739
Other expenses from ordinary activities					
Research and development		4,139,546	2,636,523	4,139,546	2,636,523
Marketing		1,054,119	890,501	1,054,119	890,501
Management and administration		1,724,062	2,033,117	1,724,062	2,033,117
Borrowing costs		12,136	28,754	12,136	28,754
Other		686,482	839,361	686,594	836,145
Loss from ordinary activities before income tax expense	3	(3,216,573)	(3,059,045)	(3,216,685)	(3,055,829)
Income tax expense	4	-	-	-	-
Net loss		(3,216,573)	(3,059,045)	(3,216,685)	(3,055,829)

The statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2001

	Note	CONSOLIDATED 2001	CONSOLIDATED 2000	PARENT ENTITY 2001	PARENT ENTITY 2000
		$	$	$	$
CURRENT ASSETS					
Cash assets	5	3,634,251	3,726,331	3,634,241	3,726,331
Receivables	6	888,974	760,767	888,974	760,767
Inventories	7	1,339,325	1,022,453	1,339,325	1,022,453
Other	8	53,319	-	53,319	-
Total Current Assets		5,915,869	5,509,551	5,915,859	5,509,551
NON-CURRENT ASSETS					
Other financial assets	9	-	15,131	1,412	16,645
Property, plant and equipment	10	446,541	365,069	446,541	365,069
Intangible assets	11	291,493	-	291,493	-
Total Non-Current Assets		738,034	380,200	739,446	381,714
Total Assets		6,653,903	5,889,751	6,655,305	5,891,265
CURRENT LIABILITIES					
Payables	12	1,330,484	564,335	1,330,484	564,335
Interest-bearing liabilities	13	33,615	206,695	33,615	206,695
Provisions	14	193,439	121,498	193,439	121,498
Total Current Liabilities		1,557,538	892,528	1,557,538	892,528
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	13	-	33,615	-	33,615
Provisions	14	76,261	60,840	76,261	60,840
Other	15	-	-	187,807	187,807
Total Non-Current Liabilities		76,261	94,455	264,068	282,262
Total Liabilities		1,633,799	986,983	1,821,606	1,174,790
NET ASSETS		5,020,104	4,902,768	4,833,699	4,716,475
EQUITY					
Contributed capital	16	29,378,433	26,044,524	29,378,433	26,044,524
Accumulated losses	17	(24,358,329)	(21,141,756)	(24,544,734)	(21,328,049)
TOTAL EQUITY		5,020,104	4,902,768	4,833,699	4,716,475

The statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2001

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		4,276,607	2,188,113	4,276,607	2,188,113
Cash payments in the course of operations		(8,236,203)	(6,700,329)	(8,236,213)	(6,697,115)
Interest received		308,993	133,261	308,993	133,261
Grants received		871,709	1,212,389	871,709	1,212,389
Other revenue received		9,258	7,401	9,258	7,401
Borrowing costs paid		(12,136)	(28,754)	(12,136)	(28,754)
Net cash used in operating activities	18	(2,781,772)	(3,187,919)	(2,781,782)	(3,184,705)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment		(288,157)	(127,644)	(288,157)	(127,644)
Proceeds from sale of plant and equipment		-	9,900	-	9,900
Payments for intangible assets		(364,365)	-	(364,365)	-
Proceeds from deposit		215,000	-	215,000	-
Net cash used in investing activities		(437,522)	(117,744)	(437,522)	(117,744)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		3,524,332	5,572,340	3,524,332	5,572,340
Share issue transaction costs		(190,423)	(284,666)	(190,423)	(284,666)
Repayment of lease liabilities		(206,695)	(208,963)	(206,695)	(208,963)
Net cash provided by financing activities		3,127,214	5,078,711	3,127,214	5,078,711
Net increase/(decrease) in cash held		(92,080)	1,773,048	(92,090)	1,776,262
Cash at the beginning of the financial year		3,726,331	1,953,283	3,726,331	1,950,069
Cash at the end of the financial year	18	3,634,251	3,726,331	3,634,241	3,726,331

Refer to subsequent events note 28 for details as to cash raised from capital contributions since June 30, 2001.

The statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standard AASB 1018 *Statement of Financial Performance*, revised AASB 1034 *Financial Report Presentation and Disclosures* and AASB 1040 *Statement of Financial Position* for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

The directors have also elected to apply the July 2001 revised Accounting Standard AASB 1041 *Revaluation of Non-Current Assets* before its mandatory application date in accordance with subsection 334(5) of the Corporations Act 2001.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Micromedical Industries Limited as at June 30, 2001 and the results of all controlled entities for the year then ended. Micromedical Industries Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

(b) Cash

For the purposes of the statements of cash flows, cash includes cash at bank and on hand as well as highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(c) Receivables

Trade Debtors

Sales made on credit and due 30 – 60 days are included in trade debtors at the amount due at balance date, net of a provision for amounts estimated to be uncollectable.

Amounts Owing by Controlled Entities

A provision for non-recovery of amounts owing by controlled entities is raised on the basis of their underlying net assets.

(d) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and labour, and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned to individual items of stock mainly on the basis of weighted average costs.

(e) Depreciation of Property, Plant and Equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The expected useful lives are as follows:

Plant and equipment	3 – 5 years
Plant and equipment under finance lease	3 – 4 years

(f) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

(g) Research & Development Expenditure

All research and development expenditure is being expensed as incurred including the Ventrassist and other research projects.

(h) Foreign Currency Translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts payable and receivable, and bank balances, in foreign currencies are translated into Australian currency at the rate of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(i) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognized inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(j) Recoverable Amount of Non Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values.

(k) Other Financial Assets

Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(l) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Refer note 1(e) for expected useful lives.

Operating lease payments are charged to the statements of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Intangible Assets

Licences acquired, which provide future economic benefits, are initially recognised at cost and are amortised on a straight line basis over 3 years, being the estimated period over which benefits are expected to arise.

(n) Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(o) Employee Entitlements

(i) Wages and Salaries and Annual Leave

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(p) Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to the customer.

Grant revenue is recognised on an accruals basis over the relevant period of the grant.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(q) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(r) General

This financial report covers both Micromedical Industries Limited as an individual entity (parent entity) and the consolidated entity consisting of Micromedical Industries Limited and its controlled entities.

Micromedical Industries Limited is a public company limited by shares, incorporated and domiciled in Australia. Its registered office and principle place of business is:

11 Technology Drive, Labrador, QLD 4215

2 REVENUE

	Note	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
Revenue from operating activities					
Sale of goods		4,352,970	2,273,372	4,352,970	2,273,372
Revenue from outside operating activities					
Government grants		1,033,709	1,212,389	1,033,709	1,212,389
Interest					
– R & D syndication (CHAD)		-	371,584	-	371,584
– Other		308,993	133,261	308,993	133,261
Sale of plant and equipment		-	9,900	-	9,900
Net foreign exchange gain		321	100,204	321	100,204
Other		9,258	7,401	9,258	7,401
		1,352,281	1,834,739	1,352,281	1,834,739
Total Revenue		5,705,251	4,108,111	5,705,251	4,108,111

3 LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following specific net gains and expenses:

	Consolidated 2001	Consolidated 2000	Parent 2001	Parent 2000
Amortisation				
– plant and equipment under finance lease	82,194	202,807	82,194	202,807
– leasehold improvements	3,975	-	3,975	-
– licences	72,872	-	72,872	-
Depreciation – plant and equipment	120,516	38,035	120,516	38,035
Provision for				
– employee entitlements	87,362	(28,981)	87,362	(28,981)
– reacquisition obligations under R&D syndication (CHAD)	-	42,257	-	42,257
Rental expense	162,370	142,741	162,370	142,741
Accrued minimum royalty payments (CHAD)	-	290,815	-	290,815
Borrowing costs				
– lease finance charge	12,136	28,754	12,136	28,754
Write down of investments to recoverable amount	15,131	-	15,131	-
Individually significant items				
Restructuring costs	-	157,051	-	157,051
Settlement of dispute with distributor	-	103,282	-	103,282

4 INCOME TAX

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT ENTITY 2001 $	PARENT ENTITY 2000 $
The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:				
Loss from ordinary activities before income tax expense	(3,216,573)	(3,059,045)	(3,216,685)	(3,055,829)
Income tax calculated at 34% (2000: 36%)	(1,093,635)	(1,101,256)	(1,093,673)	(1,100,099)
Tax effect of permanent differences:				
Additional deduction for research and development expenditure	(214,000)	(113,000)	(214,000)	(113,000)
Sundry items	20,000	97,119	20,000	95,962
Income tax adjusted for permanent differences	(1,287,635)	(1,117,137)	(1,287,673)	(1,117,137)
Future income tax benefit not recognised	1,287,635	1,117,137	1,287,673	1,117,137
Income tax expense	-	-	-	-
Estimated potential future income tax benefit attributable to tax losses not booked	4,700,000	3,350,000	4,600,000	3,250,000

The future income tax benefit will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Franking Credits

Franking credits available for subsequent financial years			250,900	208,800

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that may be prevented from being distributed in subsequent financial years.

Franking credits for June 30, 2001 have been adjusted for the change in tax rate to 30%.

5 CASH ASSETS

Cash at bank and on hand	1,419,251	726,331	1,419,241	726,331
Cash on deposit	2,215,000	3,000,000	2,215,000	3,000,000
	3,634,251	3,726,331	3,634,241	3,726,331

Cash on deposit comprises deposits with financial institutions with short periods to maturity.

Refer to subsequent events note 28 for details as to cash raised from capital contributions since June 30, 2001.

6 RECEIVABLES

Current				
Trade debtors	637,806	555,315	637,806	555,315
Provision for doubtful debts	(466)	(11,794)	(466)	(11,794)
	637,340	543,521	637,340	543,521
Deposit	-	215,000	-	215,000
Other debtors	251,634	2,246	251,634	2,246
	888,974	760,767	888,974	760,767

The deposit of $215,000 previously held for security for leasing facilities has been released.

Non-current				
Amounts owing by controlled entities	-	-	2,205,171	2,206,968
Provision for non-recovery	-	-	(2,205,171)	(2,206,968)
	-	-	-	-

7 INVENTORIES

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
Raw materials – at cost	903,228	571,997	903,228	571,997
Work in progress – at cost	7,076	10,890	7,076	10,890
Finished goods – at cost	429,021	439,566	429,021	439,566
	1,339,325	1,022,453	1,339,325	1,022,453

8 OTHER CURRENT ASSETS

Prepayments	53,319	-	53,319	-

9 OTHER FINANCIAL ASSETS

Unlisted				
Shares in controlled entities				
– at cost (see Note 19)	-	-	401,412	401,514
Provision for diminution in value	-	-	(400,000)	(400,000)
	-	-	1,412	1,514
Shares in other corporations – at cost	-	15,131	-	15,131
	-	15,131	1,412	16,645

At June 30, 1995 the directors provided for the diminution in value of shares in a controlled entity on the basis of its underlying net assets.

10 PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED AND PARENT ENTITY			
	Leasehold Improvements	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
Cost	$	$	$	$
Balance at June 30, 2000	22,074	706,184	625,346	1,353,604
Additions	2,500	285,657	-	288,157
Transfers	-	540,399	(540,399)	-
Disposals	-	-	-	-
Balance at June 30, 2001	**24,574**	**1,532,240**	**84,947**	**1,641,761**
Accumulated Depreciation/Amortisation				
Balance at June 30, 2000	17,017	570,133	401,385	988,535
Disposals	-	-	-	-
Depreciation/amortisation expense	3,975	120,516	82,194	206,685
Transfers	-	430,862	(430,862)	-
Balance at June 30, 2001	**20,992**	**1,121,511**	**52,717**	**1,195,220**
Net Book Value				
As at June 30, 2000	5,057	136,051	223,961	365,069
As at June 30, 2001	**3,582**	**410,729**	**32,230**	**446,541**

11 INTANGIBLE ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
Licences – at cost	364,365	-	364,365	-
Accumulated amortisation	(72,872)	-	(72,872)	-
	291,493	-	291,493	-

12 PAYABLES

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
Trade creditors and accruals	1,330,484	564,335	1,330,484	564,335

13 INTEREST BEARING LIABILITIES

Current				
Lease liabilities	33,615	206,695	33,615	206,695
Non-Current				
Lease liabilities	-	33,615	-	33,615

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

14 PROVISIONS

Current				
Employee entitlements	193,439	121,498	193,439	121,498
Non-Current				
Employee entitlements	76,261	60,840	76,261	60,840
Aggregate employee entitlement liabilities comprise:				
Provision for employee entitlements				
Current	193,439	121,498	193,439	121,498
Non-Current	76,261	60,840	76,261	60,840
	269,700	**182,338**	**269,700**	**182,338**
Number of employees at end of financial year	45	42	45	42

15 OTHER NON-CURRENT LIABILITIES

Amounts owed to controlled entities	-	-	187,807	187,807

16 CONTRIBUTED CAPITAL

Share capital				
124,289,710 (2000: 106,989,716) ordinary shares fully paid	29,378,433	26,044,524	29,378,433	26,044,524

Movements in ordinary share capital of Micromedical Industries Limited during the past two years were as follows:

Details	Note	No. of Shares	Issue Price	$
Balance – 30/06/99		89,989,165		20,756,850
Rights issue	(a)	9,261,150	40¢	3,704,460
Options exercised	(b)	7,739,401		1,867,880
Less: Transaction costs arising on share issues				(284,666)
Balance – 30/06/00		106,989,716		26,044,524
Options exercised	(c)	17,299,994		3,524,332
Less: Transaction costs arising on share issues				(190,423)
Balance – 30/06/01		124,289,710		29,378,433

(a) In November 1999, 9,261,150 ordinary shares were issued for cash at an issue price of 40 cents per share as a result of an underwritten rights issue offering 1 share for every 10 fully paid ordinary shares held.

(b) During the 2000 year, the following options were exercised for cash:

No. of Shares	Issue Price	$
4,867,402	20¢	973,480
1,418,000	25¢	354,500
833,999	35¢	291,900
620,000	40¢	248,000
7,739,401		1,867,880

16 CONTRIBUTED CAPITAL (cont.)

(c) During the 2001 year, the following options were exercised for cash:

No. of Shares	Issue Price	$
500,000	20¢	100,000
16,091,660	20¢	3,218,332
455,000	25¢	113,750
65,000	35¢	22,750
30,000	40¢	12,000
33,334	45¢	15,000
125,000	34¢	42,500
17,299,994		3,524,332

Options

As at June 30, 2001 the number of options to purchase ordinary shares in the parent entity was as follows:

No. of Options	Exercise Price	Expiry Date
4,715,000	34¢	November 30, 2001
1,205,000	78¢	October 31, 2002
1,109,000	35¢	March 30, 2003
433,334	40¢	March 30, 2003
899,999	45¢	March 30, 2003
2,410,000	93¢	October 31, 2004

All options are payable in cash.

Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

17 ACCUMULATED LOSSES

	CONSOLIDATED		PARENT ENTITY	
	2001 $	2000 $	2001 $	2000 $
Accumulated losses at the beginning of the financial year	(21,141,756)	(18,082,711)	(21,328,049)	(18,272,220)
Loss for the year	(3,216,573)	(3,059,045)	(3,216,685)	(3,055,829)
Accumulated losses at the end of the financial year	**(24,358,329)**	**(21,141,756)**	**(24,544,734)**	**(21,328,049)**

18 NOTES TO STATEMENTS OF CASH FLOWS

Reconciliation of Cash				
Cash at bank and on hand	1,419,251	726,331	1,419,241	726,331
Cash on deposit	2,215,000	3,000,000	2,215,000	3,000,000
Cash at the end of the financial year as per statements of cash flows	**3,634,251**	**3,726,331**	**3,634,241**	**3,726,331**
Reconciliation of Loss After Income Tax Expense To Net Cash Used In Operating Activities				
Loss after income tax expense	(3,216,573)	(3,059,045)	(3,216,685)	(3,055,829)
Depreciation	120,516	38,035	120,516	38,035
Amortisation	159,041	202,807	159,041	202,807
Net (gain)/loss on sale of plant and equipment	-	(635)	-	(635)
Write down of investments	15,131	-	15,131	-
Other	-	(64)	102	(66)
Changes in operating assets and liabilities				
(Increase)/decrease in:				
Trade and other debtors	(343,207)	(68,455)	(343,207)	(68,455)
Inventories	(316,872)	(381,840)	(316,872)	(381,840)
Other assets	(53,319)	1,016	(53,319)	1,016
Increase/(decrease) in:				
Payables	766,149	109,243	766,149	109,243
Employee entitlements	87,362	(28,981)	87,362	(28,981)
Net cash used in operating activities	**(2,781,772)**	**(3,187,919)**	**(2,781,782)**	**(3,184,705)**

Financing Arrangements

The consolidated entity has a lease finance facility of $200,000, (2000: $300,000).
At balance date the outstanding lease liabilities related to this facility were $33,615 (2000: $240,310).

19 INVESTMENTS IN CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Carrying Value of Investment 2001	2000
		$	$
Chad Research Laboratories Pty. Ltd.	Australia	0	100
Micromedical Systems Inc.	USA	2	2
Micromedical Inc.	USA	1,402	1,402
Biocair Systems Pty. Ltd.	Australia	0	2
Micromedical Distribution Pty. Ltd.	Australia	2	2
Cardiac Lifeline Pty. Ltd.	Australia	2	2
Ventrassist Pty. Ltd.	Australia	2	2
Calacon Pty. Ltd.	Australia	2	2
		1,412	1,514

All controlled entities are 100% owned directly by Micromedical Industries Limited.
All share capital consists of ordinary shares.

During the year the controlled entities Chad Research Laboratories Pty. Ltd. and Biocair Systems Pty. Ltd. were deregistered. Neither of these entities had any significant assets or liabilities.

20 OTHER RELATED PARTY INFORMATION

(a) **Directors**

The names of persons who were directors of Micromedical Industries Limited at any time during the financial year are as follows:

J C Massey

R White

K Woodthorpe

(b) **Remuneration of Directors**

Information on the remuneration of directors is disclosed in note 21.

(c) ***Shares and Options – Directors and Director-Related Entities***

As at June 30, 2001 the aggregate number of ordinary shares and options of Micromedical Industries Limited held by the directors and their associates were as follows:

	2001	2000
Shares	1,173,000	651,500
Options	350,000	515,000

Aggregate number of ordinary shares and options of Micromedical Industries Limited acquired by the directors and their associates from the company during the year was as follows:

Shares	515,000	515,000
Options	350,000	-

Shares were acquired on the exercise of 20 cent options (on similar terms and conditions as for other shareholders). Options were acquired on similar terms and conditions as for those issued to employees (refer note 27) and as approved by shareholders at the annual general meeting held on November 10, 2000 (including an exercise price of 34 cents and expiry date of November 30, 2001).

(d) **Wholly-Owned Group**

Micromedical Industries Limited is the ultimate parent entity in the wholly-owned group comprising the company and its wholly-owned controlled entities. Ownership interests in these controlled entities are set out in note 19.

The company advanced loans and provided accounting and administrative assistance to other entities in the wholly-owned group during the current and/or previous financial years. The accounting and administrative assistance was generally provided free of charge and loans are interest free.

The parent has provided for non-recovery of amounts owing by controlled entities – refer note 6.

(e) **Other Transactions of Directors/Director-Related Entities**

A director, J.C. Massey, was Chairman of Michels Warren up to July 27, 2001. During the financial year Michels Warren provided strategic communication solutions advice amounting to $165,936 (2000: $76,493) to the parent and consolidated entity on normal commercial terms and conditions.

21 DIRECTORS' AND EXECUTIVES' REMUNERATION

	Directors of Entities in the Consolidated Entity		Directors of the Parent Entity	
	2001	2000	2001	2000
Directors' Remuneration	$	$	$	$
Income paid or payable, or otherwise made available to directors (including salaries paid to executive directors) by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	97,200	96,300	97,200	96,300

Number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

$		$	2001	2000
20,000	-	29,999	2	2
40,000	-	49,999	1	1

In addition directors received share options for which an attributed value of $2,620 (2000: $nil) has been disclosed in the directors' report. Including this in directors' remuneration increases the aggregate remuneration to $99,820 (2000: $96,300). There would be no change in disclosed bandings.

	Executive Officers of the Consolidated Entity		Executive Officers of the Parent Entity	
	2001	2000	2001	2000
Executives' Remuneration	$	$	$	$
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by executive officers (including directors) whose remuneration was at least $100,000	985,279	472,310	985,279	472,310

The number of executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands is as follows:

$		Consolidated 2001	Consolidated 2000	Parent 2001	Parent 2000
110,000	- 119,999	-	1	-	1
120,000	- 129,999	1	-	1	-
130,000	- 139,999	1	1	1	1
150,000	- 159,999	1	-	1	-
160,000	- 169,999	2	-	2	-
210,000	- 219,999	-	1	-	1
240,000	- 249,999	1	-	1	-

In addition executive officers received share options for which an attributed value of $14,960 (2000: $14,950) may be assigned (on the same basis as for directors and as disclosed in the directors' report). Including this in executives' remuneration increases the aggregate remuneration to $1,000,239 *(2000: $487,260). There would be no change in disclosed* bandings except for the movement of one executive from the $160,000 - $169,999 band to the $170,000 - $179,999 band.

22 AUDITOR'S REMUNERATION

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	30,000	25,000	30,000	25,000
Remuneration for other services:				
Auditor of the parent entity	6,750	8,100	6,750	8,100

There was no remuneration paid to related practices of the auditor of the parent entity.

23 COMMITMENTS FOR EXPENDITIURE

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
Finance Leases				
Commitments in relation to finance leases are payable as follows:				
Within one year	34,423	215,198	34,423	215,198
Later than one year but not later than five years	-	34,423	-	34,423
Minimum lease payments	**34,423**	**249,621**	**34,423**	**249,621**
Future finance charges	(808)	(9,311)	(808)	(9,311)
	33,615	**240,310**	**33,615**	**240,310**
Representing lease liabilities:				
Current	33,615	206,695	33,615	206,695
Non-Current	-	33,615	-	33,615
	33,615	**240,310**	**33,615**	**240,310**

Finance leases comprise leases of items of plant and equipment under normal commercial finance lease terms and conditions.

Operating Leases

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
Commitments in relation to operating leases are payable as follows:				
Within one year	-	110,958	-	110,958
Later than one year but not later than five years	-	6,992	-	6,992
Commitments not recognised in the financial statements	-	**117,950**	-	**117,950**

The operating leases mainly relate to leases of premises which terminated during the 2000/2001 year. The consolidated entity is renegotiating these leases.

Other

In accordance with terms of an agreement between the parent entity and the Industry Research and Development Board the parent is undertaking a project to develop an implantable rotary blood pump suitable for long term support of patients with chronic heart disease. The agreement provides that the parent will receive a grant for certain eligible expenditure. The budgeted expenditure and budgeted grant receipts for the project as per the agreement are as follows:

Financial Year	**Budgeted Expenditure**	**Budgeted Grant**
	$	$
1997/98	973,000	437,628
1998/99	2,402,000	1,020,366
1999/00	2,538,000	1,101,187
2000/01	1,672,000	675,957
	7,585,000	**3,235,138**

Total actual expenditure on the project to June 30, 2001 was $8,667,136 (2000: $4,631,716) with total grants received/receivable to June 30, 2001 of $3,235,138 (2000: $2,201,672).

As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the parent breaching the agreement or an insolvency event occurring.

24 EARNINGS PER SHARE

	CONSOLIDATED	
	2001	2000
Basic earnings per share (loss) – cents	(2.7)	(3.1)
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share.	119,490,602	100,060,293

Information concerning earnings per share:

(a) Diluted earnings per share are not materially different from basic earnings per share and, therefore, have not been disclosed.

(b) Options granted are considered to be potential ordinary shares and have not been included in the determination of basic earnings per share. Details relating to options are set out in note 16.

25 SEGMENT INFORMATION

The consolidated entity operates predominantly in the one industry. Its activities comprise the research, development, manufacture and marketing of a range of biological, medical and electronic technology services, analysis systems and instruments for use in the medical industry.

The consolidated entity operates and manufactures its products in Australia, principally for export.

26 RECEIVABLES AND PAYABLES DENOMINATED IN FOREIGN CURRENCIES

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
Amounts not effectively hedged				
Receivables – Current				
United States dollars	610,259	543,075	610,259	543,075
Payables – Current				
United States dollars	216,120	-	216,120	-

27 EMPLOYEE OPTION PLAN

The establishment of an employee option plan was approved by special resolution of shareholders on June 5, 1993. All employees (including directors) of Micromedical Industries Limited and its controlled entities are eligible to participate in the plan upon nomination by the directors.

Options issued comprise:

1997

A total of 2,190,000 free options were granted under the plan to 25 eligible employees in July 1996. Each option was convertible into one ordinary share on or before June 15, 2001 at a fixed exercise price of 25¢ per share.

A total of 455,000 (2000: 1,418,000) of these options were exercised during the year ended June 30, 2001.

56,000 (2000: Nil) of these options lapsed during the year.

The number of unissued ordinary shares under these options at June 30, 2001 was Nil (2000: 511,000).

1998

A total of 3,864,000 free options were granted to 17 eligible employees in March 1998. Each option is convertible into one ordinary share as follows:

No. of options	Exercise Price	Expiry Date
1,864,000	35¢	March 30, 2003
1,000,000	40¢	March 30, 2003
1,000,000	45¢	March 30, 2003

A total of 128,334 (65,000 @ 35¢, 30,000 @ 40¢ and 33,334 @ 45¢) of these options were exercised during the year ended June 30, 2001 (2000: 1,039,999 – 569,999 @ 35¢ and 470,000 @ 40¢).

None (2000: Nil) of these options lapsed during the year.

The number of unissued ordinary shares under these options at June 30, 2001 was 2,442,333 (2000: 2,570,667).

1999

Free options for ordinary shares were issued during the year as follows:

No. of options	Exercise Price	Expiry Date
264,000	35¢	March 30, 2003
1,000,000	20¢	September 30, 2000

A total of 500,000 of these options (500,000 @ 20¢) were exercised during the year ended June 30, 2001 (2000: 764,000 – 500,000 @ 20¢ and 264,000 @ 35¢) and none lapsed in the year.

The number of unissued ordinary shares under these options at June 30, 2001 was Nil (2000: 500,000).

2000

On February 11, 2000, 4,820,000 free options for ordinary shares were issued to 8 employees as follows:

No. of options	Exercise Price	Expiry Date
1,205,000	65¢	October 31, 2000
1,205,000	78¢	October 31, 2002
2,410,000	93¢	October 31, 2004

None (2000: Nil) of these options were exercised during the year ended June 30, 2001.
The 1,205,000 options at 65¢ lapsed during the year.

2001

On November 24, 2000, 4,340,000 free options for ordinary shares were issued to 38 employees as follows:

No. of options	Exercise Price	Expiry Date
4,340,000	34¢	November 30, 2001

A total of 125,000 of these options were exercised during the year ended June 30, 2001 and none lapsed in the year.

Options issued during the year include the following November 30, 2001 options granted to directors:

JC Massey	250,000
K Woodthorpe	50,000
R White	50,000

27. EMPLOYEE OPTION PLAN (Cont.)

The market value of the parent's shares as at the end of the year was 90 cents (2000: 31 cents).

The parent entity credits proceeds received to contributed capital upon exercise of options. No remuneration expense is recognised at the time of granting options.

Under the plan the exercise price of options issued cannot be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the last 5 days immediately preceding the offer.

28. SUBSEQUENT EVENTS

Following a directors' resolution to issue 8 million new fully paid ordinary shares in the parent entity to several European Institutional Investors at an issue price of $0.78 per share to realise $6,240,000 new capital the board resolved on July 5, 2001 to authorise the allotment and issue of the 8 million shares as receipt of funds was confirmed. The full 8 million shares have been allotted and issued as at the date of this report. Furthermore, a total of 759,667 options for ordinary shares in the parent entity have been exercised since the end of the financial year for a total capital contribution of $276,620.

Since June 30, 2001 the consolidated entity has also contracted to acquire certain equipment (relating to pumps for the Ventrassist "artificial heart" project) at a cost of approximately $420,000 to be used in the forthcoming trials of the research and development program.

The financial effects of subsequent events have not been recognised as at June 30, 2001.

29. FINANCIAL INSTRUMENTS

Net Fair Value

The net fair values of financial assets and financial liabilities approximate their carrying amounts.

Credit Risk

The credit risk on financial assets which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions.

The consolidated entity did not have any material credit risk exposure to any single debtor or group of debtors under financial instruments at balance date other than for an amount of $362,108 owing by an export customer.

At balance date cash and deposits were held with Westpac Banking Corporation.

Interest Rate Risk

Cash – is held in at call bank accounts with variable interest receivable thereon at ruling market bank rates which were approximately 4.6% at June 30, 2001 (2000: 5.4%).

Cash on deposit – deposits mature August 2001 with fixed interest receivable thereon at approximately 6.3% (2000: 6%).

Receivables and payables – generally no interest is receivable or payable thereon.

Lease liabilities – the interest rate implicit in each lease is fixed over the relevant lease term. The average interest rate on the various leases is approximately 8% (2000: 8%). Leases are payable by fixed monthly instalments with a residual over the period to late 2001.

Derivative Financial Instruments

The consolidated entity imports goods and sells its products in foreign currencies. It maintains a US$ account to protect against exchange rate movements in relation to such transactions.

However, the parent entity and its controlled entities do not use derivative financial instruments.

DIRECTOR'S DECLARATION

The directors declare that the attached financial statements and notes:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at June 30, 2001 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) *there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.*

This declaration is made in accordance with a resolution of the directors.



John C Massey - Director

Brisbane, Queensland
16th August, 2001

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF MICROMEDICAL INDUSTRIES LIMITED

Scope

We have audited the financial report, being the Directors' Declaration, Statements of Financial Performance, Financial Position and Cash Flows and Notes to the Financial Statements of Micromedical Industries Limited for the financial year ended June 30, 2001. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Micromedical Industries Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at June 30, 2001 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

R C N WALKER
Partner

JOHNSTON RORKE
Chartered Accountants

Brisbane, Queensland
16th August, 2001

TOP 20 SHAREHOLDERS AS AT SEPTEMBER 28TH, 2001 WERE AS FOLLOWS:

	Number of ordinary shares	% of issued shares
Citicorp Nominees Pty Ltd	6,250,461	4.69
Mr Young Chul Choi & Mrs Soo Ja Choi	2,110,924	1.59
C M Abbott Pty Ltd	1,307,500	.98
M/S Tina Po Ying Leung	1,282,461	.96
Boussal Pty Ltd	1,250,000	.94
Benin City Pty Ltd	1,219,484	.92
Mrs Lee Sang Trieu	1,112,257	.84
Walscene Pty Limited	1,000,000	.75
Mr Kim Chau Tran	930,163	.70
Mr Geoffrey Mark Cottle	900,005	.68
Good Oil Pty Ltd	798,970	.60
Mr Bruce Richard Satchwell	753,555	.57
Mr Chi-Chang Chang	674,538	.51
New Era Developments Pty Ltd	626,000	.47
J C Massey & Associates Pty Ltd	586,500	.44
Mr Zhao Yuan Sheng	574,000	.43
Mr John Anthony Hellier & Mrs Dorothy May Hellier	520,000	.39
National Nominees Limited	517.107	.39
New Era Developments Pty Ltd	509,294	.38
Mr Louis Salzman	507,500	.38
Total	**23,430,719**	**17.60**

ANALYSIS OF INDIVIDUAL SHAREHOLDERS AS AT SEPTEMBER 28TH, 2001

Holdings	No. of Shareholders	% of total	Quantity
1-1,000	696	8.49	574,405
1,001-5,000	3,146	38.37	9,579,785
5,001-10,000	2,062	25.15	16,908,183
10,001-100,000	2,142	26.13	57,015,722
100,001- and over	151	1.84	49,053,282
All ranges	8,197	100.00	133,131,377

CLASS OF SHARES AND VOTING RIGHTS

All shares are ordinary shares with voting rights of one vote per share.

MARKETABLE PARCEL

As at September 28, 2001 there are 256 shareholders with less than a marketable parcel ($500.00) of shares.